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                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549
                                        SCHEDULE 13D
                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 1)*

                                  Cognigen Networks, Inc.
                                     (Name of Issuer)

                          Common Stock, $0.001 par value per share
                                (Title of Class of Securities)

                                        19242 L 20 0
                                       (CUSIP Number)

Darrell H. Hughes, 7001 Seaview Avenue N.W., Suite 210, Seattle, Washington 98117 (206) 297-6151
                       (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)

                                     September 10, 2001
                  (Date of Event which Requires Filing of this Statement)
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
      following box. [   ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
      Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  19242 L 20 0

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
             (entities only).
             Darrell Hall Hughes

          2. Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
             (b)

          3. SEC Use Only

          4. Source of Funds (See Instructions) OO

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:

          7. Sole Voting Power  818,944

          8. Shared Voting Power  -0-

          9. Sole Dispositive Power  818,944

         10. Shared Dispositive Power  -0-

         11. Aggregate Amount Beneficially Owned by Each Reporting Person  818,944

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         13. Percent of Class Represented by Amount in Row (11)  7.6%

         14. Type of Reporting Person (See Instructions)
             IN

Item 1.           Security and Issuer

This statement relates to the common stock of Cognigen Networks, Inc. (the
"Issuer").  The address of the principal executive offices of the Issuer is
7001 Seaview Avenue, Suite 210, Seattle, Washington  98117.

Item 2.           Identity and Background
                  (a)         Darrell Hall Hughes is the "Reporting Person";

                  (b)         Reporting Person's address is 7001 Seaview Avenue
                              N.W., Suite 210, Seattle, Washington  98117;

                  (c)         Reporting Person's principal occupation is
                              President of Cognigen Networks, Inc. and his
                              address is listed in Item 2(b) above;

                  (d)         Reporting Person has not, during the last five
                              years, been convicted in a criminal proceeding
                              (excluding traffic violations or similar
                              misdemeanors);

                  (e)         Reporting Person has not, during the last five
                              years, been a party to a civil proceeding of a
                              judicial or administrative body of competent
                              jurisdiction and as a result of such proceeding
                              was or is subject to a judgment, decree or final
                              order enjoining future violations of, or
                              prohibiting or mandating activities subject to,
                              federal or state securities laws or finding any
                              violation with respect to such laws; and

                  (f)         Reporting Person is a citizen of the United
                              States of America.

Item 3.           Source and Amount of Funds or Other Consideration

On August 25, 1999, the Reporting Person was granted an option to purchase
1,600,000 shares of Common Stock of the Issuer, exercisable immediately at
$0.46 per share and expiring on August 24, 2004.  On September 10, 2001,
Reporting Person surrendered this option.

The Issuer and Inter-American Telecommunications Holding Corporation ("ITHC")
entered into a Stock Purchase and Asset Acquisition Agreement dated August 19,
1999, in which the Issuer and ITHC agreed that the Issuer would acquire all of the assets owned by ITHC in order to maximize the Issuer's business development for the benefit of the Issuer and its shareholders.  On August 20, 1999, the
Issuer completed the first of two closings of the acquisition of all of the assets of ITHC in exchange for 29,242,953 shares of the Issuer's Common Stock.
On November 24, 1999, ITHC transferred 150,000 shares of the Issuer's Common
Stock to two persons in partial payment of a finder's fee.  On December 27,
1999, the Issuer and ITHC agreed that the total number of shares of the
Issuer's Common Stock that were to be issued at the first closing was
11,742,953 shares rather than 29,242,953 shares and the total number of shares to be issued at the second closing was 37,298,444 shares. As a result of ITHC's right to receive the 11,742,953 shares of the Issuer's Common Stock, the transfer of 150,000 shares of the Issuer's Common Stock and the previous sale of 12,602,431 shares of the Issuer's Common Stock to ITHC, ITHC owned
24,195,384, or approximately 51.6% of the Issuer's outstanding shares.

On June 14, 2000, ITHC distributed all shares of the Issuer's Common Stock owned by ITHC to ITHC shareholders in amounts proportionate to each shareholder's ownership percentage of ITHC common stock.  On June 14, 2000, the
Reporting Person owned approximately 10.53% of the outstanding common stock of
ITHC and, therefore, pursuant to the ITHC distribution of shares of Common
Stock of the Issuer to ITHC shareholders, the Reporting Person received
2,546,883 shares of Common Stock of the Issuer.

The second closing of the acquisition of all of the assets of ITHC was held on
June 15, 2001.  At this closing, ITHC received 37,298,444 shares of the
Issuer's Common Stock.  On July 27, 2001, ITHC distributed all of the shares of
Issuer's Common Stock to its shareholders in amounts proportionate to each shareholder's ownership percentage of ITHC common stock.  Pursuant to the ITHC distribution of shares of Common Stock of the Issuer to ITHC shareholders, the
Reporting Person received 3,926,153 shares of Common Stock of the Issuer.

Effective October 15, 2001, each share of the Issuer's common stock was reverse split on a one-for-eight basis.  Unless otherwise indicated, the share figures contained in this Schedule 13D that are dated after October 15, 2001, account for this reverse split.

Item 4.           Purpose of Transaction

The purpose of the transaction is set forth in Item 3 above.  The Reporting
Person has no plans or proposals which relate to or would result in:

                   (a)        the acquisition by any person of additional
                              securities of the Issuer, or the disposition of
                              securities of the Issuer;

                   (b)        an extraordinary corporate transaction, such as a
                              merger, reorganization or liquidation involving
                              the Issuer or any of its subsidiaries;

                   (c)        a sale or transfer of a material amount of assets
                              of the Issuer or any of its subsidiaries;

                   (d)        any change in the present board of directors or
                              management of the Issuer, including any plans or
                              proposals to change the number or term of
                              directors or to fill any existing vacancies on
                              the board;

                   (e)        any material change in the present capitalization
                              or dividend policy of the Issuer;

                   (f)        any other material change in the Issuer's
                              business or corporate structure;

                   (g)        changes in the Issuer's charter, bylaws, or
                              instruments corresponding thereto or other
                              actions which may impede the acquisition of
                              control of the Issuer by any person;

                   (h)        causing a class of securities of the Issuer to be
                              delisted from a national securities exchange or
                              cease to be authorized to be quoted in an
                              inter-dealer quotation system of a registered
                              national securities association;

                   (i)        a class of equity securities of the Issuer
                              becoming eligible for termination of registration
                              pursuant to Section 12(g)(4) of the Act; or

                   (j)        any action similar to any of those enumerated
                              above.

Item 5.            Interest in Securities of the Issuer

                   (a)        As of the date of this Schedule 13D, the
                              Reporting Person beneficially owned 818,944
                              shares of the Common Stock of
                              the Issuer.  The 818,944 shares beneficially
                              owned by the Reporting Person represent
                              approximately 7.6% of the Issuer's outstanding
                              Common Stock as of the date of this Schedule 13D.

                   (b)        The Reporting Person has the sole power to vote,
                              direct the vote of, dispose of, and direct the
                              disposition of the 818,944 shares of Common Stock.

                   (c)        In addition to the transactions described in Item
                              3 above, the following are transactions in the
                              Common Stock of the Issuer by the Reporting
                              Person that were effected during at least the
                              past 60 days:

                              Date                      Shares acquired
                                                          (post split)

                              07/27/01                    490,770
                              08/31/01                      1,563
                              09/15/01                      1,563
                              09/30/01                      1,563
                              10/03/01                      1,125

                   (d)        No other person has rights with respect to the
                              securities beneficially owned by the Reporting
                              Person.

                   (e)        Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships
                   with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the person named in Item 2 and any other person or persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.  None of the shares of
Common Stock of the Issuer beneficially owned by the Reporting Person are pledged or otherwise subject to contingencies the occurrence of which would give another person voting power or investment power over such securities, other than in connection with standard default and similar provisions in loan agreements.

Item 7.            Material to Be Filed as Exhibits

None.

                                         Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 31, 2001

Date
/s/ Darrell Hall Hughes
Signature

Darrell Hall Hughes, President
Name/Title